UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 9, 2024

BLOCKCHAIN COINVESTORS ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41050	98-1607883
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

(Address of principal executive offices, including zip code)

(345) 814-5726

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	BCSAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share, included as part of the Units	BCSA	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units	BCSAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On May 9, 2024, Blockchain Coinvestors Acquisition Corp. I (“BCSA”) convened an extraordinary general meeting of its shareholders (the “Shareholders Meeting”). The only proposal voted upon at the Shareholders Meeting was the proposal to adjourn the Shareholders Meeting to May 10, 2024 at 11:00 a.m., Eastern Time. The proposal was approved, and the Shareholders Meeting was adjourned to allow BCSA additional time to engage with its shareholders and consider redemption reversals.

The Shareholders Meeting will reconvene on May 10, 2024 at 11:00 a.m., Eastern Time, at the offices of Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004 and virtually at https://www.cstproxy.com/blockchaincac1/2024/. The Shareholders Meeting is being held to vote on the proposals described in BCSA’s definitive proxy statement, filed with the U.S. Securities and Exchange Commission on May 1, 2024 (the “Proxy Statement”). These include a proposal to amend BCSA’s Amended and Restated Memorandum and Articles of Association to extend the date by which BCSA must consummate its initial business combination from May 15, 2024 to November 15, 2024, or such earlier date as may be determined by the Board in its sole discretion.

During the current adjournment, BCSA will not solicit additional votes from its shareholders with respect to the proposals set forth in the Proxy Statement and will not accept additional redemption requests. Proxies previously submitted in respect of the Shareholders Meeting will be voted at the adjourned Shareholders Meeting unless properly revoked, and shareholders who have previously submitted a proxy or otherwise voted need not take any action. BCSA, in its discretion, may continue to accept requests for redemption reversals prior to the time of the adjourned Shareholders Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2024	BLOCKCHAIN COINVESTORS ACQUISITION CORP. I

	By:	/s/ Lou Kerner
	Name:	Lou Kerner
	Title:	Chief Executive Officer

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